February 11, 2019

J rn Aldag
Chief Executive Officer
HOOKIPA Pharma Inc.
430 East 29th Street, 14th Floor
New York, NY 10016

       Re: HOOKIPA Pharma Inc.
           Draft Registration Statement on Form S-1
           Submitted December 14, 2018 and
           Amendment No. 1 to Draft Registration Statement on Form S-1 Submitted on January 17, 2019
           File No. 377-02414

Dear Mr. Aldag:

       We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1

Prospectus Summary
Our Pipeline, page 3

1. We note your disclosure in the first paragraph on page 4 that "CD8+ T cell levels achieved in [y]our trial were in the range of, or higher than, the therapeutic levels those published by third parties, in separately designed and conducted clinical trials, using adoptive T cell transfer approaches for the same antigen." Please tell us whether you conducted studies of
       HB-101 on a head to head basis. If not, please remove this comparison from your disclosure or tell us why you believe this comparison is appropriate.
 J rn Aldag
FirstName LastNameJ rn Aldag
HOOKIPA Pharma Inc.
Comapany NameHOOKIPA Pharma Inc.
February 11, 2019
February 11, 2019 Page 2
Page 2
FirstName LastName
2. Please tell us why you believe it is material to investors to include the "next gen antigen"
         compound in your pipeline. In this regard, we note your disclosure on page 120 about your next generation product candidates, all of which appear to be at the most preliminary states of development.
Implications of Being an Emerging Growth Company, page 6

3. Please provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Intellectual property licenses, page 89

4. Please disclose either the percentage of the sublicense fees or a range of sublicense fees percentages that you are obligated to pay under the license agreement with the University of Basel.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies and Use of Estimates
Stock-based compensation , page 91

5. Please update your disclosure to clarify whether stock options were granted subsequent to
         September 30, 2018.
Business, page 96

6. We note your references to "low-double digit percentage" on pages 89, 90, 126, 127, and
         128. Please revise your disclosure on each of the referenced pages to narrow the royalty range to no more than ten percentage points (for example between twenty and thirty percent).
HB-101 Preclinical Results, page 110

7. Please disclose and quantify all adverse events. In addition, please expand your disclosure to clarify what you mean when you state on page 111 that "[t]here were no treatment-
         related adverse events that resulted in early withdrawal from the trial," as this suggests that there were other adverse events.

Exclusive Jurisdiction for Certain Actions, page 173

8. We note that your forum selection provision identifies the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation, including any "derivative action." Please disclose whether this provision applies solely to state law claims. If it
 J rn Aldag
HOOKIPA Pharma Inc.
February 11, 2019
Page 3
      does not apply solely to state law claims, then please note that Section 27 of the Exchange
      Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. If this provision is intended to apply solely to state law claims, please also ensure that the exclusive forum provision in the governing documents states this clearly. Exhibits

9. We note your references throughout the prospectus to funding agreements with agencies of the Austrian government. Please file these agreements as exhibits to the registration statement or tell us why believe they are not required to be filed.
        You may contact Tabatha McCullom at (202) 551-3658 or Angela Connell at
(202) 551-
3426 if you have questions regarding comments on the financial statements and related matters. Please contact Tonya K. Aldave at (202) 551-3601 or Dietrich King at
(202) 551-8071
with any other questions.



                                                           Sincerely,
FirstName LastNameJ rn Aldag
                                                           Division of
Corporation Finance
Comapany NameHOOKIPA Pharma Inc.
                                                           Office of Healthcare
& Insurance
February 11, 2019 Page 3
cc:       Robert Puopolo, Esq.
FirstName LastName